

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2024

Christopher Ferris
President and CEO
FB Bancorp, Inc.
353 Carondelet Street
New Orleans, Louisiana 70130

> **Re: FB Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 15, 2024**
> **File No. 333-277630**

Dear Christopher Ferris:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 29, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 2. Please revise your disclosure on the cover page, and as appropriate throughout the registration statement, to state that the offering is not contingent on receipt of certification to list on Nasdaq.

How We Determined the Offering Range..., page 3

2. We reissue in part, prior comment 4. Please disclose that the appraiser made downward adjustments for financial condition, earnings quality, market area and liquidity.

Financial Statements of Fidelity Bank
Goodwill, page F-31

3.   We note your response to prior comment 14, including the description of your goodwill impairment analysis performed during the fiscal year ended December 31, 2023. Please refer to ASC 350-20-35-33 through 35-38 and tell us whether your two reportable segments of Banking and Mortgage Banking represent your reporting units for purposes of testing for goodwill impairment. If so, please tell us in further detail how you determined the carrying value and fair value of your Mortgage Banking reporting unit in your quantitative goodwill impairment test. Please refer to ASC 350-20-35-4 and 35-6 and provide a detailed response in support of your determination that no goodwill impairment was deemed necessary during the fiscal year ended December 31, 2023 as disclosed on page F-13.

Segment Information, page F-43

4.   We note your response to prior comment 15. Please revise your filing to provide a reconciliation of the total reportable segments' amounts for 2023, including Income tax expense (benefit), Total expenses, and Segment profit, to the consolidated amounts in your consolidated statement of operations for the year ended December 31, 2023.

        Please contact Katharine Garrett at 202-551-2332 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-3491 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Thomas P. Hutton